VIA EDGAR

August 19, 2016

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

RE:

Gator Series Trust

File Nos. 333-186059 and 811-22794

Ladies and Gentlemen:

At the request of Ms. Christina DiAngelo Fettig of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence on behalf of our client, the Gator Series Trust (the “Registrant”).  This letter is in response to oral comments received from Ms. Fettig on July 21, 2016 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on June 9, 2016 (the “Annual Report”).  Set forth below is a summary of Ms. Fettig’s oral comments and the Registrant’s responses thereto.

1.

Comment:

We note that the Gator Opportunities Fund was liquidated in February, 2016.  Please ensure that the Series and Class information are updated accordingly on the EDGAR database.

Response:

 The Registrant confirms that it has submitted a request through the EDGAR database to have its Series and Class information updated (Accession Number 0001567138-16-000001).

2.

Comment:

The Registrant filed a Form NT-NSAR to provide notification of its inability to timely file Form N-SAR stating that an incomplete audit was the reason why the Registrant could not file its form N-SAR on time.  Pursuant to Rule 12b-25(c), if the N-SAR was delayed for a reason relating to the inability of any person, other than the Registrant, to furnish any required opinion, report or certification, the Registrant should have attached as an exhibit a statement signed by such person stating the specific reasons why such person was unable to furnish the required opinion, report or certification on or before the date the report was required to be filed.  Please clarify the reason for which the Registrant could not timely file its N-SAR.

Response:

The Registrant was unable to timely file its Form N-SAR because the Registrant’s shareholder letter was not yet finalized and the Registrant’s independent accountant would not release its audit report without the final shareholder letter.  In the future, if the Registrant must file a notification of inability to timely file a report, the Registrant will be more clear about the reason or reasons why the report is not being filed on time and, if necessary, include appropriate certifications from third parties.

3.

Comment:

 The Registrant’s Form N-PX, filed on August 7, 2015, was not signed.  Please file an amended From N-PX that includes the proper signature page.

Response:

The Registrant confirms that on August 9, 2016, it filed an amended Form N-PX that includes the signature page that was inadvertently omitted from the original filing.

4.

Comment:

The Registrant’s Form N-Q, filed on February 29, 2016, was signed by Derek Pilecki as President and Secretary of the Trust.  Pursuant to General Instruction F to Form N-Q, the report must be signed by the Registrant’s principal executive and principal financial officers.  Please clarify whether Mr. Pilecki is both the principal executive and principal financial officer and, if necessary, file an amended Form N-Q that includes the required signatures.

Response:

Mr. Pilecki is the Registrant’s principal executive officer.  Mr. Erik Anderson is the Registrant’s principal financial officer.  The Registrant confirms that on August 10, 2016, it filed an amended Form N-Q that includes the signatures of both the principal executive and principal financial officer.

5.

Comment:

We noted in a review of the Registrant’s website that a number of the materials included under the “Literature” tab are outdated and that one or more of the links may not be working.  Please confirm that the information on the website will be appropriately updated.

Response:

The Registrant confirms its website has been updated to include links to current materials and to remove or correct  outdated links.

6.

Comment:

The Annual Report states that the Gator Focus Fund (the “Fund”) is non-diversified as defined by the Investment Company Act of 1940, as amended (the “1940 Act”). Based on the schedule of investments in the Annual Report, however, it appears that the Fund is operating as diversified. Pursuant to Section 13(a)(1) of the 1940 Act and Allied Capital Corporation, SEC No-Action Letter (pub. avail. Jan. 3, 1989), please note that if the Fund has operated as a “diversified” investment company under Section 5(b) of the 1940 Act for a continuous period of at least three years, it may not thereafter operate as a non-diversified investment company without first obtaining shareholder approval as required under Section 13 of the 1940 Act.  Please confirm whether the Fund has been operating as a non-diversified investment company for the last three years, noting that if the Fund had operated as diversified over that period then the Fund should amend its disclosure to identify itself as a diversified investment company.

Response:

Based on an analysis of the Fund’s holdings over each of the last three fiscal years, the Registrant has determined that the Fund has been operating as a diversified investment company.  The Registrant confirms that it has amended the disclosures in the Fund’s Registration Statement accordingly.

7.

Comment:

The Shareholder Letter included in the Annual Report mentioned the Fund’s holdings in several general partners of Master Limited Partnerships (MLPs).  Please consider whether investments in MLPs/general partners of MLPs are a part of the Fund’s principal investment strategy and, if appropriate, update the disclosure in the Fund’s Prospectus accordingly.

Response:

The Fund’s Prospectus has been updated to include disclosure related to investments in MLPs/general partners of MLPs including the following:

MLP Risk.  An MLP is a limited partnership in which the ownership units are publicly traded. MLPs generally acquire interests in natural resources, energy, or real estate assets and distribute the resulting income to investors. Investments in MLPs are generally subject to many of the risks that apply to investments in partnerships, such as limited voting rights and fewer corporate protections relative to investors in a corporation. MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region. Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles, such as adverse economic conditions, a decrease or increase in the market price of the MLP’s underlying holdings, regulatory actions that increase costs for the MLP or its underlying holdings, changes in interest rates, higher taxes, a shift in consumer demand or conflicts of interest with the general partner. The benefit derived from the Fund’s investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes, so any change to this status would adversely affect its value. The Fund’s investment in MLPs may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the MLP’s operating expenses in addition to paying Fund expenses.

MLP Affiliates Risk. “MLP affiliates” are affiliates of master limited partnerships, substantially all of whose assets consist of units or ownership interests of an affiliated MLP (which may include general partner interests, incentive distribution rights, common units and subordinated units).  Many MLP affiliates may be treated as C corporations for U.S. federal income tax purposes and therefore have different tax characteristics than a direct investment in an MLP. However, the assets of MLP affiliates generally consist of MLP assets or interests, and the income of MLP affiliates generally consists wholly of distributions from the MLPs they manage. Accordingly, the risks and uncertainties that affect the MLP, its operational results, financial condition, cash flows and distributions also affect the value of securities held by the MLP’s affiliate.

8.

Comment:

We noted in the portfolio illustration in the Annual Report that investments in the financial services industry represent a large portion of the Fund’s portfolio.  Please consider whether investments in the financial services sector are a part of the Fund’s principal investment strategy and, if appropriate, update the disclosure in the Fund’s Prospectus accordingly.

Response:

The Fund’s Prospectus has been updated to include disclosure related to investments in the financial services industry including the following:

Financial Services Risk.  Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of financial commitments they make, the interest rates they charge, the scope of their activities, the prices they charge for different services, and the amount of capital they maintain, any of which may adversely affect their prospects, business and value. Profitability of financial services companies may fluctuate significantly due to economic fluctuations, interest rate changes, competition, changes in the availability and cost of capital, changes in consumer and corporate borrowing needs and trends, rates of corporate and consumer debt defaults, variations in underwriting criteria and requirements, and changes in government regulation.    Financial events (e.g., significant market trading events (including electronic-based issues), market drops or corrections and economic downturns) or deterioration of or volatility in the credit markets also generally have an adverse impact on financial institutions and markets.

9.

Comment:

In the Fund’s Statement of Assets and Liabilities in the Annual Report there is a liability of $1,848 listed for Distribution (12b-1) Fees.  The Statement of Operations in the Annual Report, however, lists an expense of only $1,002.  Please clarify the discrepancy in these amounts.

Response:

The expense of $1,002 represents the amount that was accrued for during the fiscal year ended March 31, 2016 for operations during that fiscal year. However, the Fund also had $846 in unused accruals from the prior fiscal year (ended March 31, 2015), so the balance sheet reflected the total unused 12b-1 accruals of $1,848 ($1,002 plus $846).

10.

Comment:

The notes to the Fund’s financial statements included in the Annual Report do not disclose that the Fund follows accounting and reporting guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 946 (ASC 946).  Please confirm that the Fund follows ASC 946 and confirm that this disclosure will be included in the notes to financial statements in future annual reports.

Response:

The Registrant confirms that the Fund follows the accounting and reporting guidance in ASC 946 and confirms that it will include disclosure to that effect in future annual reports.

11.

Comment:

Please confirm that in future annual reports the Registrant will include language in Note 4 or a similar appropriate note to the Annual Report’s financial statements (“Note 4”) stating that fee waivers and expense reimbursements are only subject to recoupment under the expense limitation in effect at the time such expenses were waived.

Response:

The Registrant confirms that it will add clarifying language in Note 4 of future Annual Reports.

12.

Comment:

The narrative introducing the expense example in the Annual Report omits the following part of the disclosure required by Item 27(d)(1) of Form N-1A; “Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.”  Please confirm that the required disclosure will be included in future Annual Reports.

Response:

The Registrant confirms that the disclosures required by Item 27(d)(1) of Form N-1A will be included in the expense example narrative in future Annual Reports.

13.

Comment:

Pursuant to Rule 30e-1 under the 1940 Act, the Annual Report should have been transmitted to shareholders within 60 days after the end of the Registrant’s fiscal year (March 31, 2016). We note that the audit opinion letter in the Annual Report is dated June 7, 2016, which is more than 60 days after the end of the Registrant’s fiscal year.  Please confirm that future annual reports will be sent to the Fund’s shareholders on a timely basis.

Response:

The Registrant confirms that future annual reports will be sent to shareholders of the Fund within 60 days after the end of the Registrant’s fiscal year.

14.

Comment:  We noted that in Item 4 the amount of tax fees incurred by the Registrant were disclosed to be $2,000.  Please describe the nature of the services comprising these fees.

Response:  The Registrant paid $2,000 in tax fees for BBD, LLP to prepare the Fund’s federal and state income tax returns and federal excise return.  The Registrant will ensure that future annual reports contain a description of the nature of the services comprising these fees.

In submitting this correspondence, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549